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                                                                    Exhibit 23.5
                        [IDC LETTERHEAD APPEARS HERE]

                                                                Sept. 18th, 2000
Wipro Limited
Doddakannelli
Sarjapur Rd.,
Bangalore, 560 035
India
Ti 91 80 8440 315


Dear Sirs,

Absent prior written consent, the IDC name, logo, trademarks or copyrighted information can not be used in promotional materials, publicity releases, advertising, or any other similar publications or communications, whether oral or written.

We hereby consent to the issue of the prospectus of Wipro Limited, in conjunction with the placing and public offer of shares (as defined by the prospectus) with the inclusion of IDC information and the inclusion therein of references to the same and to our name in the form and context (including our qualification) in which they are included. Should there be any changes to this text, please notify IDC immediately.

In addition, we confirm that the IDC information in the attached pages has been verified by us and is accurate.

IDC is not responsible for any damages or loss resulting from the use of IDC information, regardless of the circumstances, and will be held harmless from any loss, cost, or expense, suffered or incurred as a result of, or in connection withy any claim, suit or action from any party pertaining to that use.

Should you have any questions, feel free to contact me.

Warm regards,

/s/ Tehmasp Parekh
Tehmasp Parekh
VP Business Operations
IDC Asia Pacific